Exhibit 19.1
Insider Trading
Policy

Effective Date: January 30, 2025

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Document information

Document Name	Insider Trading Policy
Document Owner	Chief Administrative Officer or Designees

Table of Contents

1    Document Overview and Purpose    4
1.1    Persons Covered by This Policy    4
2    Policy Statement    5
2.1     No Trading on Material Nonpublic Information    5
2.2     No Disclosure of Material Nonpublic Information    5
2.3     Definition of Material Nonpublic Information    5
3    Transactions Covered by This Policy    6
4    Trading Restrictions    6
4.1     Quarterly Blackout Periods    6
4.2     Special Blackout Periods    7
5    Prohibited Transactions    7
5.1     Short Sales    7
5.2     Derivative Securities and Hedging Transactions    7
5.3     Pledging Transactions    8
5.4     Margin Accounts    8
6    Pre-Clearance of Trades    8
7    Exceptions to Trading Restrictions    9
8    10b5-1 Trading Plans    9
9    Section 16 Compliance    10
10    Violations of This Policy    10
11    Protected Activity Not Prohibited    11
12    Reporting and Questions    11
13    General Policy Information    11
13.1    Amendments and Annual Document Review    11
APPENDIX A    12
GUIDELINES FOR 10b5-1 TRADING PLANS    12

1Document Overview and Purpose
Marqeta, Inc. (together with any subsidiaries, collectively “Marqeta”) has adopted this Insider Trading Policy (the “Policy”) to help its officers, directors, employees, and other individuals comply with insider trading laws and to minimize even the appearance of improper activity.

It is your responsibility to understand and follow this Policy. Insider trading is illegal and a violation of this Policy. “Tipping” others who may trade on inside information is also prohibited. Even the appearance of insider trading can lead to lawsuits or government investigations that are time-consuming, expensive, and can lead to criminal and civil liability for you and for Marqeta.
Marqeta’s Chief Administrative Officer is authorized to and responsible for enforcing this Policy and may designate others, from time to time, to assist with the execution of his or her duties under this Policy.
1.1    Persons Covered by This Policy
This Policy applies to directors, officers, and employees of Marqeta, both inside and outside of the United States. Marqeta may, in its discretion, apply this Policy to any of its consultants, contractors, agents, or other service providers and such persons are required to abide by the insider trading laws of the United States. To the extent applicable to you, this Policy also covers your immediate family members, members of your household, your economic dependents, and any entity whose transactions in securities you influence, direct, or control, and all persons who execute trades on your behalf (collectively, “Additional Covered Persons”). You are responsible for making sure that your Additional Covered Persons comply with this Policy.

This Policy continues to apply even if you leave Marqeta or are otherwise no longer affiliated with or providing services to Marqeta, for as long as you remain in possession of material nonpublic information. In addition, if you are subject to a trading blackout under this Policy at the time your relationship with Marqeta ends, you must abide by the applicable trading restrictions until at least the end of the relevant blackout period.

2Policy Statement
2.1     No Trading on Material Nonpublic Information
It is illegal for anyone to trade in securities using material nonpublic information. If you have material nonpublic information about Marqeta, you are prohibited from using it to transact in securities of Marqeta, Inc., including common stock, options, restricted stock units (“RSUs”), performance stock units (“PSUs”), warrants, preferred stock, debt securities, or any other securities that Marqeta may issue from time to time, and derivative securities relating to Marqeta securities, whether or not issued by Marqeta, such as publicly-traded options, (“Marqeta securities”) or to express an opinion or make a recommendation about trading in Marqeta securities.

In addition, material nonpublic information about Marqeta or any other company learned through service with Marqeta is subject to these same restrictions. If you have material nonpublic information about Marqeta or its customers, vendors, partners, or competitors, you may not use that information to trade theirs or any other company’s securities or make a recommendation about trading such securities. Any such action will be deemed a violation of this Policy.

It is also Marqeta’s policy that Marqeta will not engage in transactions in Marqeta securities while aware of material nonpublic information about Marqeta.
2.2     No Disclosure of Material Nonpublic Information
You may not at any time disclose material nonpublic information about Marqeta or about another company obtained in connection with your service with Marqeta to anyone, including your Additional Covered Persons, other than in accordance with Marqeta’s internal policies or with the prior written authorization from the Chief Administrative Office or his/her authorized designee.
2.3     Definition of Material Nonpublic Information
“Material information” means information that a reasonable investor would be likely to consider important in deciding whether to buy, hold, or sell securities. In general, any information, positive or negative, that could reasonably be expected to affect the market price of a security is likely to be material.

Some examples of information that could be regarded as material include, but are not limited to:

1.operating or financial results, key metrics, and known or projected future earnings or losses;
2.changes in independent auditors, senior management, or the Board of Directors;
3.business plans or budgets;
4.developments involving business relationships, including execution, modification, or termination of agreements with customers, vendors, or partners;
5.legal or regulatory developments, whether positive or negative, actual or threatened, including litigation or resolving litigation;

6.significant corporate events, such as a pending or proposed merger, joint venture, or tender offer;
7.data breaches or other cybersecurity events; and
8.any other information a reasonable investor would consider important in deciding whether to buy, hold, or sell securities.

“Material nonpublic information” means material information that is not generally known or made available to the public. Even if information is widely known throughout Marqeta, it may still be nonpublic. Generally, in order for information to be considered public, it must be made generally available through media outlets or SEC filings.

After the release of information, a reasonable period of time must elapse to provide the public an opportunity to absorb and evaluate the information provided. As a general rule, information is considered public pre-market on the second trading day after Marqeta’s earnings release.

As a rule of thumb, if you think something might be material nonpublic information, it probably is.

3Transactions Covered by This Policy
This Policy applies to all transactions involving Marqeta securities or other companies’ securities for which you have material nonpublic information obtained in connection with your service with Marqeta.

This Policy therefore applies to:
a)any purchase, sale, loan, or other transfer or disposition of such securities;
b)any gifts of such securities;
c)any distribution to holders of interests in an entity, if the entity is subject to this Policy; and
d)any other arrangement that generates gains or losses from or based on changes in the prices of such securities.

There are no exceptions from insider trading laws or this Policy based on the size of the transaction or the type of consideration received.

4Trading Restrictions
4.1     Quarterly Blackout Periods
Marqeta’s directors, officers, and employees, both inside and outside of the United States, are subject to quarterly trading blackout windows. Marqeta may, in its discretion, apply trading blackouts to any of its consultants, contractors, agents, or other service providers. Quarterly blackout periods also apply to your Additional Covered Persons.

Quarterly blackout periods begin at the close of the trading day prior to or on the fifteenth day of the last month of each fiscal quarter and end pre-market on the second trading day after Marqeta’s quarterly earnings release. For example, in 2025 the trading day prior to the fifteenth day of the last month of the second fiscal quarter is June 13, 2025. The blackout period begins at 4 pm EST on June 13, 2025.

You may not conduct transactions involving Marqeta securities during the quarterly blackout periods, other than the limited Exceptions to Trading Restrictions from the trading blackout windows described in Section 7 (Exceptions to Trading Restrictions) of this Policy.

Brokers cannot fulfill open orders, including “limit orders” and “stop orders,” on your behalf, or on behalf of your Additional Covered Persons, during the blackout period. If you are subject to blackout periods, you should inform any broker with whom such an open order is placed at the time it is placed.

4.2     Special Blackout Periods
Marqeta always retains the right to impose additional or longer trading blackout periods at any time on any or all of its directors, officers, employees, consultants, advisors, contractors, agents, and other service providers. The Chief Administrative Officer or his/her designee will notify you if you are subject to a special blackout period. If you are subject to a special blackout period, you may not engage in any transaction of Marqeta securities, other than the transactions described in Section 7 (Exceptions to Trading Restrictions), until the special blackout period has ended or you have been notified that you are no longer subject to such special blackout. You may not disclose to anyone else that Marqeta has imposed a special blackout period. Special blackout periods also apply to your Additional Covered Persons.

5Prohibited Transactions
Under this Policy, you may not engage in any of the following types of transactions involving Marqeta’s securities regardless of whether you have material nonpublic information or not.
5.1     Short Sales
You may not engage in short sales (meaning the sale of a security that must be borrowed to make delivery) or “sell short against the box” (meaning the sale of a security with a delayed delivery) if such sales involve Marqeta securities.
5.2     Derivative Securities and Hedging Transactions
You may not, directly or indirectly, (a) trade in publicly-traded options, such as puts and calls, and other derivative securities with respect to Marqeta securities (other than stock options, RSUs, PSUs, and other compensatory awards issued to you by Marqeta) or (b) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Marqeta equity securities either (i) granted to you by Marqeta as part of your compensation or (ii) held, directly or indirectly, by you.
5.3     Pledging Transactions
You may not pledge Marqeta securities (including stock options, RSUs, PSUs, or other compensatory awards) issued to you by Marqeta as collateral for any loan or as part of any other pledging transaction.
5.4     Margin Accounts
You may not hold Marqeta securities in margin accounts.

6Pre-Clearance of Trades
Section 16 Persons (as defined in Section 9 below) and any other individuals who are notified by Marqeta’s Chief Administrative Officer or his/her designee that they are subject to pre-clearance requirements, must obtain pre-clearance prior to trading Marqeta securities. If you are subject to pre-clearance requirements, you must follow the procedures provided to you by the Chief Administrative Officer or his/her designee to request approval to trade. If you are subject to the pre-clearance requirements of this Policy, you are responsible for ensuring that your Additional Covered Persons comply with such requirements.

Brokers cannot fulfill open orders, including “limit orders” and “stop orders,” on your behalf, or on behalf of your Additional Covered Persons, without your receipt of pre-clearance and in accordance with this Policy. If you are subject to pre-clearance requirements, you should inform any broker with whom such an open order is placed at the time it is placed.

If you request pre-clearance, you will be asked to certify that you are not in possession of material nonpublic information about Marqeta. The Chief Administrative Officer and his/her designee are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. An approval from the Chief Administrative Officer or his/her designee does not constitute legal advice and does not protect you from the consequences of illegal insider trading.

The Chief Administrative Officer and his/her designee may consult with Marqeta’s other officers and/or outside legal counsel with respect to transactions submitted for pre-clearance. If the Chief Administrative Officer is the requester, then Marqeta’s Chief Executive Officer or Chief Financial Officer, or their delegate, must pre-clear or deny any trade.

Even after pre-clearance, you may not trade Marqeta securities if you become subject to a blackout period or become aware of material nonpublic information prior to executing the trade.

7Exceptions to Trading Restrictions
The following are certain limited exceptions to the quarterly and special blackout periods and to the trading restrictions and pre-clearance requirements imposed by this Policy:

a)cash stock option exercises; however, this exception does not apply to any sale of shares as part of a broker-assisted cashless exercise of a stock option, to any other market sale for the purpose of generating the cash needed to pay the exercise price of a stock option, or to subsequent sales of the shares;
b)the receipt and vesting of stock options, RSUs, PSUs, restricted stock, or other equity compensation awards from Marqeta, and the withholding of shares to satisfy tax withholding requirements that may arise upon the vesting of any such award; however, this exception does not apply to subsequent sales of the underlying shares;
c)transactions made pursuant to a valid 10b5-1 trading plan approved by Marqeta (see Section 8 (10b5-1 Trading Plans below);
d)purchases pursuant to the employee stock purchase plan; however, this exception does not apply to subsequent sales of the shares;
e)changes in the number of Marqeta securities you hold due to a stock split, stock dividend, or similar transaction that applies equally to all securities of a class;
f)changes in the form of ownership of your securities, such as the transfer of shares from your individual ownership to a trust for which you are the trustee;
g)transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement, or other court order; and
h)purchases of Marqeta stock in the 401(k) plan resulting from periodic contributions to the plan based on your payroll contribution election.

Any other Policy exceptions for Section 16 Persons (as defined below) must be approved by the Chief Administrative Officer, in consultation with Marqeta’s Board of Directors or an independent committee of the Board of Directors. Policy exceptions for all non-Section 16 Persons must be approved by the Chief Administrative Officer and reported to the Audit Committee at the next regularly scheduled Audit Committee meeting.

810b5-1 Trading Plans
10b5-1 trading plans allow you to enter into a prearranged trading plan as long as the plan is not adopted, modified, or terminated during a blackout period or when you are otherwise in possession of material nonpublic information. To be approved and qualify for the exception to this Policy, any 10b5-1 trading plan adopted by a director, officer, or employee must comply with the requirements set forth in Rule 10b5-1 and the Guidelines for Trading Plans attached as Appendix A. If the Chief Administrative Officer requests to enter into a 10b5-1 trading plan, then Marqeta’s Chief Executive Officer or Chief Financial Officer, or their delegate, must approve the 10b5-1 trading plan.

9Section 16 Compliance
All of Marqeta’s directors and officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and certain other individuals (the “Section 16 Persons”) are required to comply with Section 16 of the Exchange Act, and related rules and regulations.

All transactions by Section 16 Persons must be pre-cleared by Marqeta or be part of a Marqeta approved 10b5-1 trading plan that complies with the requirements set forth in Rule 10b5-1 and the Guidelines for Trading Plans attached as Appendix A.
10Violations of This Policy
Marqeta directors, officers, employees, or anyone else subject to this Policy who violate this Policy, either through a breach of the policies, standards, and/or procedures in this Policy or any derived therefrom, will be subject to disciplinary action by Marqeta, including ineligibility for future Marqeta equity or incentive programs or termination of employment or an ongoing relationship with Marqeta. Marqeta has full discretion to determine whether this Policy has been violated based on the information available.

There can also be serious legal consequences for violating insider trading laws, including large criminal and civil fines, significant prison time, and disgorgement of any profits gained or losses avoided. You may also be liable for improper securities trading by any person (“tippee”) to whom you disclosed material nonpublic information that you learned through your service with Marqeta or made recommendations or expressed opinions about securities trading on the basis of such information.

Please consult with your personal legal and financial advisors as needed. Note that Marqeta’s legal counsel, both internal and external, represent Marqeta and not you personally. There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy or securities laws.

If you were aware of the material nonpublic information at the time of the trade, it is not a defense that you did not “use” the information for the trade. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse your failure to comply with this Policy.

In addition, a blackout or trading-restricted period will not extend the term of your options. As a consequence, you may be prevented from exercising your options by this Policy or as a result of a blackout or other restriction on your trading, and as a result your options may expire by their term. It is your responsibility to manage your economic interests and to consider potential trading restrictions when determining whether to exercise your options. In such instances, Marqeta cannot extend the term of your options and has no obligation or liability to replace the economic value or lost benefit to you.

11Protected Activity Not Prohibited
Nothing in this Policy, or any related guidelines or other documents or information provided in connection with this Policy, shall in any way limit or prohibit you from engaging in any of the protected activities set forth in the Marqeta’s Code of Business Conduct & Ethics, as amended from time to time.
12Reporting and Questions
If you have any questions about your obligations under this policy, please reach out to Marqeta Corporate Legal.
If you believe someone is violating this Policy or otherwise using material nonpublic information that they learned through their service with Marqeta to trade securities, you should report it to the Chief Administrative Officer or his/her designee or you may provide notification through Marqeta’s third-party Reporting System. The Reporting System is confidential and easy to use. It is operated by a third-party provider which specializes in this type of service.

Reporting System Website	marqeta.ethicspoint.com
Toll-Free Reporting System Phone Number	(833) 581-0334
Reporting System Availability	24 hours/day, 7 days/week

13General Policy Information
This section contains general Policy information.
13.1    Amendments and Annual Document Review
This Policy is reviewed and approved for republication at least annually. Marqeta reserves the right to amend this Policy at any time, for any reason, subject to applicable laws, rules, and regulations, and with or without notice, although it will attempt to provide notice in advance of any change.

APPENDIX A
GUIDELINES FOR 10b5-1 TRADING PLANS
For transactions under a trading plan to be exempt from (a) the prohibitions in the Insider Trading Policy (the “Policy”) of Marqeta, Inc. (together with any subsidiaries, collectively “Marqeta”) with respect to transactions made while aware of material nonpublic information and (b) the pre-clearance procedures and blackout periods established under the Policy, the trading plan must comply with the affirmative defense set forth in Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and must adhere to the following guidelines:
1.The trading plan must be in writing and signed by the person adopting the trading plan.
2.The trading plan must be adopted or terminated at a time when:
a.the person adopting the trading plan is not aware of any material nonpublic information; and
b.there is no quarterly, special, or other trading blackout period in effect with respect to the person adopting the plan.
3.The trading plan must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person adopting the trading plan must act in good faith with respect to the trading plan.
4.The trading plan must include representations that, on the date of adoption of the trading plan, the person adopting the trading plan:
a.is not aware of material nonpublic information about the securities or Marqeta; and
b.is adopting the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
5.The individual adopting the trading plan may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the trading plan and must agree not to enter into any such transaction while the trading plan is in effect.
6.The first trade under the trading plan for Section 16 Persons (as defined in the Policy) and all other persons, other than Marqeta, may not occur until the expiration of a cooling-off period consisting of the later of (a) 90 calendar days after the adoption of the trading plan and (b) two business days after the filing by Marqeta of its financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the trading plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the trading plan).
7.The trading plan must have a minimum term of one year, starting from the date of adoption of the trading plan.
8.The trading plan may not be in effect for more than two years from the date of its adoption.
9.Only one active trading plan per person may be in place at a time; however a new trading plan may be adopted before the expiration of an existing trading plan so long as the first scheduled trade under the new trading plan does not occur prior to the last scheduled trade(s) of the existing trading plan and the requirements of Rule 10b5-1 and these guidelines are otherwise met.
10.All transactions during the term of the trading plan must be conducted through the trading plan unless an exemption is granted by the Chief Administrative Officer pursuant to the Policy.
11.Any modification or change to the amount, price, or timing of transactions under the trading plan is deemed the termination of the trading plan, and the adoption of a new trading plan (“Modification”). Therefore, a Modification is subject to the same conditions as a new trading plan as set forth in Sections 1 through 10 herein.

12.Within the one year preceding the adoption or a Modification of a trading plan, a person may not have otherwise adopted or made a Modification to a plan more than once.
13.Any person may adopt a trading plan designed to cover a single trade only once in any consecutive 12-month period except as permitted by Rule 10b5-1.
14.If the person that adopted the trading plan terminates the plan prior to its stated duration, he or she may not trade in Marqeta’s securities until at least 30 calendar days after termination. Termination of the existing trading plan prior to its expiration may impact the timing of the first trade or the availability of the affirmative defense for any new trading plan; therefore, persons adopting a new trading plan are advised to exercise caution and consult with their financial and legal counsel prior to the early termination of an existing trading plan.
15.Marqeta’s Chief Administrative Officer (or his/her designee) must be promptly notified of any Modification or termination of the trading plan, including any suspension of trading under the plan.
16.Marqeta must have authority to require the suspension or cancellation of the trading plan at any time as may be necessary to comply with legal or regulatory requirements or contractual restrictions, or based on advice of outside counsel.
17.If the trading plan covers the sale of shares issued upon the exercise of options or the vesting of equity awards, granted under Marqeta’s equity compensation plans such trades must be undertaken through Marqeta’s designated providers.
18.The trading plan authorizes the stockbroker to make purchase and sale decisions without any control or influence by the person adopting the plan, and must specify the price and amount of stock to be purchased or sold during specified time periods, or specify or set an objective formula (e.g. stock price thresholds) for determining the price and amount of stock to be purchased or sold during specified time periods. In addition:
a.trades made under the trading plan must be executed by someone other than the stockbroker or other person that executes trades in other securities for the person adopting the trading plan;
b.the person adopting the trading plan may not confer with the person administering the trading plan regarding Marqeta or its securities;
c.the trading plan must specify that the person administering the trading plan must provide notice to Marqeta of the execution of a transaction pursuant to the plan no later than close of business on the day of execution of the transaction; and
d.the trading plans of Section 16 Persons (as defined in the Policy) must provide specific procedures to comply with Rule 144 (including filings of Form 144).
19.All transactions under the trading plan must be in accordance with applicable law.
20.The trading plan (including any Modification) must meet such other requirements as the Chief Administrative Officer may determine from time to time.
The trading plan and any Modification must be pre-cleared by the Chief Administrative Officer (or his/her designee). If the Chief Administrative Officer is requesting to enter into or modify a trading plan, then Marqeta’s Chief Executive Officer or Chief Financial Officer, or their delegate, must pre-clear or deny the request.
Notwithstanding any pre-clearance of a 10b5-1 trading plan, Marqeta assumes no liability for the consequences of any transaction made pursuant to such plan.